UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)


                                EASY ENERGY, INC.
                                -----------------
                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                   27785B 109
                                 --------------
                                 (CUSIP Number)

                                December 31, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ]   Rule 13d-1(b)
     [ ]   Rule 13d-1(c)
     [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO. 29355G 104                                           Page 2 of 5 Pages
--------------------                                           -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Guy Ofir
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Mr. Ofir is a citizen of Israel
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    20,320,000
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     -0-
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       20,320,000
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    -0-
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   23,909,800 shares (1)
   -----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   25.6% (2)
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

----------
1. Consist of 20,320,000 shares held directly by Mr. Ofir and 3,589,800 shares held by Mr. Ofir's wife, to which Mr. Ofir disclaims beneficial ownership and upon which Mr. Ofir has no voting or dispositive power (but may be deemed to beneficially own).
2. Percentage of beneficial ownership is based on 93,303,000 shares of Common Stock that were outstanding on February 11, 2009.

                                  SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO. 29355G 104                                           Page 3 of 5 Pages
--------------------                                           -----------------

ITEM 1(A) NAME OF ISSUER:

          Easy Energy, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          26 Haga'aton Blvd., Nahariya, Israel 22440.

ITEM 2(A) NAME OF PERSON FILING:

          Guy Ofir

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          Guy Ofir, c/o Easy Energy, Inc., 26 Haga'aton Blvd., Nahariya, Israel 22440.

ITEM 2(C) CITIZENSHIP:

          Israel

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.00001, per share

ITEM 2(E) CUSIP NUMBER:

          27785B 109

ITEM 3 IF THIS STATEMENT IS BEING FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE FILING PERSON IS A:

          Not applicable.

     (a) [ ] Broker or dealer registered under Section 15 of the Act.
     (b) [ ] Bank as defined in section 3(a)(6) of the Act.
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.
     (e) [ ] An investment adviser in accordance with ss.240.13(d)-1(b)(1)(ii)(E).
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
             Act of 1940.
     (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                  SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO. 29355G 104                                           Page 4 of 5 Pages
--------------------                                           -----------------

ITEM 4. OWNERSHIP

     (a)  Amount beneficially owned: 23,909,800 shares (3)

     (b)  Percent of class: 25.6% (4)

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote: 20,320,000

          (ii)  Shared power to vote or direct the vote: -0-

          (iii) Sole power to dispose or to direct the disposition of:
                20,320,000

          (iv)  Shared power to dispose or to direct the disposition of: -0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.


----------
3. See footnote 1 above.
4. See footnote 2 above.

                                  SCHEDULE 13G
--------------------                                           -----------------
CUSIP NO. 29355G 104                                           Page 5 of 5 Pages
--------------------                                           -----------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (SEE Item 5.)

Not Applicable.

ITEM 10. CERTIFICATION.

(a) Not applicable.
(b) Not applicable.
(c) Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2009

                                    /s/ Guy Ofir
                                    ------------------------
                                    Guy Ofir
                                    (Name)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).